SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

On June 15, 2015, Registrant ceased to publicly offer shares of the Merk Currency Enhanced U.S. Equity Fund (the “Fund”). On July 15, 2015, the Fund had no shareholders and ceased operations.